UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”), (ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”), (iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”), (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”), (v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”), (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”), (vii) Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”), (viii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”), (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 5 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

On October 4, 2017, the Company and Siris Capital Group determined to restart discussions with respect to a Potential Transaction. On October 5, 2017, Siris Capital Group and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), providing for an exclusivity period that expires at 11:59 p.m. on October 11, 2017 (the “Exclusivity Period”), subject to 48-hour extensions if the parties are cooperating in good faith and neither party has elected not to extend. During the Exclusivity Period, the Company has agreed to negotiate exclusively with Siris Capital Group relating to a Potential Transaction, including the sale of Intralinks Holdings, Inc. (“Intralinks”). The foregoing description of the Exclusivity Agreement is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, a copy of which has been filed as Exhibit 99.4 and which is incorporated herein by reference.

During the Exclusivity Period, the Reporting Persons plan to negotiate with the Company definitive agreements with respect to (1) the acquisition of Intralinks for a purchase price consisting of (i) up to $915 million in cash, and (ii) the return to the Company of the Reporting Persons’ 5,994,667 Shares, and (2) an investment in convertible preferred equity of the Company in an amount of $185 million, which would initially be convertible into approximately 20% of the Company’s Common Stock. These potential terms are indicative and are not binding on the Company or any of the Reporting Persons. There can be no assurance as to whether either or both of these Potential Transactions (or any other Potential Transaction) will be agreed upon, the terms of any such transaction, or the timing of definitive documentation or closing, if any, of any such transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by the by the addition of the following:

The response to Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

99.4	Exclusivity Agreement between Siris Capital Group, LLC and Synchronoss Technologies, Inc., dated as of October 5, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2017

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member